

**FORM C-AR**
(Annual Report)
January 1, 2021

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.**

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES. THE INFORMATION BELOW HAS BEEN PROVIDED BY THE ISSUER AND WILL NOT BE REVIEWD BY SMBX, INC.

**Name of Issuer:**     Humphry Slocombe

**Legal Status of Issuer:** Humphry Slocombe Group, Inc

        **Form:**     Corporation

      **Jurisdiction of Incorporation/Organization:**  California

      **Date of Organization:**  January 21, 2014

**Physical Address of Issuer:** 2790A Harrison Street, San Francisco, CA 94110

**Website of Issuer:**   https://www.humphryslocombe.com/

**Name of Intermediary Through Which The Offering Was Conducted:**     SMBX, Inc.

**CIK Number of Intermediary:**          0001707214

**SEC File Number of Intermediary:**       007-00129

**CRD Number, if applicable, of Intermediary:**       290186

1.   **Type of security offered:**

☐ Common Stock
☐ Preferred Stock
☒ Debt
☐ Other

2.   **Current number of employees:**  25

3.   **Financial Summary of Issuer:**



|  | Most recent fiscal year-end: 2020 | Prior fiscal year-end: 2019 |
|---|---|---|
| Total Assets | $ 1,339,437 | $ 1,244,798 |
| Cash & Cash Equivalents | $ 93,685 | $ 46,079 |
| Accounts Receivable | $ 107,839 | $ 56,975 |
| Short-term Debt | $ 564,441 | $ 614,515 |
| Long-term Debt | $ 1,080,696 | $ 578,854 |
| Revenues / Sales | $ 3,237,849 | $ 4,788,460 |
| Cost of Goods Sold | $ 1,805,754 | $ 2,225,899 |
| Taxes | $ 15,098 | $ 23,509 |
| Net Income | $ -738,045 | $ -982,992 |

**4.  Select the jurisdictions in which the issuer intends to offer the securities:**

☒ AL ☒ AK ☒ AZ ☒ AR
☒ CA ☒ CO ☒ CT
☒ DE ☒ DC
☒ FL
☒ GA
☒ HI
☒ ID ☒ IL ☒ IN ☒ IA
☒ KS ☒ KY
☒ LA
☒ ME ☒ MD ☒ MA ☒ MI ☒ MN ☒ MS ☒ MO ☒ MT
☒ NE ☒ NV ☒ NH ☒ NJ ☒ NM ☒ NY ☒ NC ☒ ND
☒ OH ☒ OK ☒ OR
☒ PA
☒ RI
☒ SC ☒ SD
☒ TN ☒ TX
☒ UT
☒ VT ☒ VA
☒ WA ☒ WV ☒ WI ☒ WY
☒ B5 ☒ GU ☒ PR ☒ VI ☒ 1V

**Annual Report**

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. **Name of Issuer:**   Humphry Slocombe Group, Inc

2. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes
☒ No

**If Yes, please explain:**

N/A

**DIRECTORS OF THE COMPANY**

3. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer. List all positions and offices with the issuer held and the period of time in which the director served in the position or office:**

| Name of Director | Dates of Board Service | Principal Occupation | Employer | Dates of Service | Title / Position | Principal Business |
|---|---|---|---|---|---|---|
| Jina Osumi | 2015- Present | CEO | Humphry Slocombe Group, Inc | 2015- Present | CEO/Director | Ice Cream Bar |
| Hanson Li | 2014- Present | Managing Partner | Salt Partners Group | 2014- Present | Managing Partner | Food and Beverage Investments |

**OFFICERS OF THE COMPANY**

NOTE: The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

| Name of Officer | Title / Position | Dates of Service | Responsibilities |
|---|---|---|---|
| Jina Osumi | CEO | 2009-Present | CEO |
| Hanson Li | CFO | 2016-present | CFO |
| Aaron French | Head of Operations | 2018-Present | Head of Operations |

S M B
x

**PRINCIPAL SECURITY HOLDERS**

NOTE: The following information must be provided as of a date that is no more than 120 days prior to the date of filing of this annual report.

4.  **Provide the name of ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

| Name of Holder | % of Voting Power Prior to Offering |
|---|---|
| Salt Partners HS LLC | 54.22% |

**BUSINESS AND ANTICIPATED BUSINESS PLAN**

5.  **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

**Humphry Slocombe Group, Inc.** is a California based Ice Cream Bar (NAICS 722515) that serves up unique flavors from its 4 San Francisco Bay Area brick and mortar locations. They also offer catering and wholesale delivery of their creative flavors including " Blue Bottle Vietnamese coffee", "Carrot Mango sorbet" and "Elvis( The Fat Years)". They are in the process of opening a new location as well as paying down some of their higher interest debt.

**RESTRICTIONS ON TRANSFER OF THE SECURITIES OFFERED:**

The securities may not be transferred by any owner of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1)  To the issuer;
2)  To an accredited investor;
3)  As part of an offering registered with the U.S. Securities and Exchange Commission; or
4)  To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (same methodology for Regulation Crowdfunding), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**DESCRIPTION OF ISSUER'S SECURITIES**

5.  **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

**Stocks**

| Class of Security | Date Issued | Securities Authorized | Securities Outstanding | Voting Rights |
|---|---|---|---|---|
| Preferred Stock | NA | 295,562 | 26,563 | Yes |
| Common Stock | NA | 250,000 | 127,147 | Yes |

**1. Describe the material terms of any indebtedness of the issuer: as of January 1, 2021**

| Creditor | Issue Date | Amount | Principal + Interest/Fee | Interest Rate | Maturity Date | Current With Payments |
|---|---|---|---|---|---|---|
| Chase Ink Credit Card | 5/2016 | - | $69,196 | 13.24% | Revolving | Yes |
| Well Fargo Credit Card | 4/2019 | - | $19,757 | 16.24% | Revolving | - |
| Square Loan - Berkeley | 12/2019 | $70,000 | $29,983 | 11.25% | Revolving | Yes |
| Square Loan - Ferry | 2/2020 | $75,000 | $45,325 | 11.25% | Revolving | Yes |
| Square Loan - Harrison | 3/2020 | $57,500 | $19,946 | 13.00% | Revolving | Yes |
| Square Loan - Oakland | 2/2020 | $55,000 | $17,162 | 13.00% | Revolving | Yes |
| Salt Partners Loan | 1/2019 | $100,000 | $64,840 | 8.00% | Payable on demand | Yes |
| Jina Osumi Loan | 3/2020 | $130,000 | $155,397 | 8.00% | Payable on demand | Yes |
| B-Side Loan #1 | 1/2019 | $55,000 | $60,500 | 10.00% | Payable on demand | Yes |
| B-Side Loan #2 | 6/2019 | $50,000 | $55,917 | 10.00% | Payable on demand | Yes |
| SBA (PPP loan) | 5/2020 | $431,726 | $431,726 | 1.00% | 5/4/2022 | Yes (Payments not yet Due) |
| EIDL Loan | 8/2020 | $200,000 | $199,900 | 3.75% | 8/11/2050 | Yes (Payments not yet Due) |

**2. What other exempt offerings has the issuer conducted within the past three years?**

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 08/2019 | Reg CF | Stock | $280,877 | New Retail Location, Wholesale expansion, Optimization of existing stores |
| 12/2020 | Reg CF | Bond | $250,000 | Debt Refinance, New location Costs |

**3. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount in where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in any current offerings(if applicable), in which any of the following persons had or is to have a direct or indirect material interest:**

1) any director or officer of the issuer;

2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4) or any immediate family member of any of the foregoing persons.

☐ Yes
☒ No

If yes, for each such transaction, specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| Name | N/A |
|---|---|
| Amount Invested | N/A |
| Transaction Type | N/A |
| Issue Date | N/A |
| Outstanding Principal plus Interest | N/A |
| Interest Rate | N/A |
| Relationship | N/A |
| Additional Comment | N/A |

NOTE: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of the above Offering Statement.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**FINANCIAL CONDITION OF THE ISSUER**

1. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

NOTE: The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with limited operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an established operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

These instructions refer to the issuer and its predecessors, if any.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the plans for our expansion involve risks and uncertainties.

**Overview**

**Humphry Slocombe Group, Inc**. is a California based Ice Cream Bar (NAICS 722515) that serves up unique flavors from its 4 San Francisco Bay Area brick and mortar locations. They also offer catering and wholesale delivery of their creative flavors including " Blue Bottle Vietnamese coffee", "Carrot Mango sorbet" and "Elvis( The Fat Years)".

**Humphry Slocombe Group, Inc.** had gross sales of $ 3,237,849 in 2020 and $ 4,788,460 in 2019. Gross profit margins were 44% in 2020 and 54% in 2019.

**Humphry Slocombe Group, Inc.** is in the process of deploying the funds raised to open its newest location as well as to pay down its debt.

**Historical Results of Operations**

- Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of $ 3,237,849 compared to the year ended December 31, 2019, when the Company had revenues of $ 4,788,460. The gross margin was 44% in fiscal year 2020 and 54% in fiscal year 2019.
- Assets. As of December 31, 2020, the Company had total assets of $1,339,437 while as of December 31, 2019, the Company had total assets of $1,244,798. Assets were mainly inventory, cash, and fixed assets 2020 and 2019.
- Net Gain/Loss. The Company has had net losses of $-738,045 and net losses of $ -982,992 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- Liabilities. The Company's liabilities totaled $ 1,645,137 for the fiscal year ended December 31, 2020 and $ 1,193,369 for the fiscal year ended December 31, 2019.

2020 posed an unprecedented challenge for many small businesses including Humphry Slocombe Group, Inc. but the Company has been able to continue its growth plan in spite of them. The funds from this raise will allow them to continue to deploy the funds towards paying down their debt and their expansion to a new location.

**Liquidity & Capital Resources**

As of December 31, 2020 the Company assets were mainly in the form of inventory, cash, and fixed assets.

**Runway & Short / Mid Term Expenses**

**Humphry Slocombe Group, Inc.**'s cash on hand was $ 93,685 as of December 31, 2020. Over the last fiscal year, the period of January through December 2019, revenues have averaged $ 269,800+/month, and operational expenses have averaged $ 158,900+/month. There are no additional material or extraordinary trends in our financial operating history.

**FINANCIAL INFORMATION**

S M B

Included financial statements covering the most recently completed fiscal year: **2020.**

Refer to Appendix A: Unaudited Financial Statements

**I, Jina Osumi, certify that:**

1.  Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this
    Form to be signed on its behalf by the duly authorized undersigned.

2.  The unaudited financial statements of Humphry Slocombe Group, Inc. included in this Form C-AR are true and complete in all material respects

3.  The tax return information of Humphry Slocombe Group, Inc. included in this Form reflects accurately the information reported on the tax return for Humphry Slocombe Group, Inc. filed for the fiscal year ended December 31, 2020.

DocuSigned by:

*Jina Osumi*

00AFE9C23AB04C5...
[Signature]

President
[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.  Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards.  Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the intermediary's website under the offering's Issuer Financial Information section at:

**https://investor.thesmbx.com**

The issuer must continue to comply with the ongoing reporting requirements until:

1)  the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)  the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report and has fewer than 300 holders of record;
3)  the issuer has filed, since its most recent sale of securities pursuant to this part, at least three annual reports and has total assets that do not exceed $10,000,000;
4)  the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities;
5)  the issuer liquidates or dissolves its business in accordance with state law.

## APPENDICES

Appendix A:   Financial Statements

